UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of Financial Results for the Second Quarter of 2018

China Biologic Products Holdings, Inc. (the “Company”) today announced its financial results for the second quarter of 2018. The press release announcing the financial results is included as Exhibit 99.1 to this Form 6-K.

Termination of Employment with Cause

The board of directors (the “Board”) of the Company adopted resolutions on August 3, 2018 to terminate, with cause, the employment of Mr. David (Xiaoying) Gao as the president and chief executive officer of the Company pursuant to the employment agreement between the Company and Mr. Gao. The Board previously passed resolutions to remove Mr. Gao from the chairman and chief executive officer positions and from the Board. Upon further review of the facts and circumstances, the Board determined that the termination of his employment shall be for cause.

Entry into Supplemental Collaboration Agreement to Source Raw Materials

The Company’s subsidiary Guizhou Taibang Biological Products Co., Ltd. (“Guizhou Taibang”) entered into a supplemental agreement on August 1, 2018 (the “2018 Agreement”) to extend the strategic collaboration agreement with Xinjiang Deyuan Bioengineering Co., Ltd. (“Xinjiang Deyuan”) which was originally entered into in August 2015 (the “2015 Agreement”). The 2018 Agreement allows Guizhou Taibang to source a total of no less than 500 tonnes of source plasma from Xinjiang Deyuan over the next three years at the same plasma purchase cost.

Under the 2015 Agreement, Xinjiang Deyuan entrusted the operation of five of its plasma collection stations to Guizhou Taibang. Through this entrustment arrangement, Guizhou Taibang sourced around 540 tonnes of raw plasma from Xinjiang Deyuan. The 2018 Agreement incorporates substantially all of the contractual terms of the 2015 Agreement and expands the number of plasma collection stations entrusted to Guizhou Taibang to six.

As part of the 2015 Agreement, Guizhou Taibang lent to Xinjiang Deyuan an interest-bearing loan with a principal amount of RMB300 million, which was secured by a pledge of 58.02% of the equity interest in Xinjiang Deyuan from its controlling shareholder. The loan remained outstanding as of July 31, 2018 and its term has been extended until July 31, 2021 under the 2018 Agreement. The interest rate and payment terms related to the loan have also been amended.

The 2018 Agreement was prepared and executed in Chinese. The foregoing summary of the 2018 Agreement is qualified in its entirety by reference to the summary translation thereof, which is included as Exhibit 99.2 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

Date:	August 3, 2018	By:	/s/ David Hui Li
			Name:	David Hui Li
			Title:	Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated August 3, 2018 titled “China Biologic Reports Financial Results for the Second Quarter of 2018”
99.2	Summary translation of the Supplemental Agreement to Strategic Cooperation Agreement to Source Raw Plasma dated August 1, 2018 made by and among Xinjiang Deyuan, Guizhou Taibang and Lv Xianzhong